1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Oct 31, 2007

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No       x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2007/10/31

Chunghwa Telecom Co., Ltd.

By:	/s/ Tan HoChen
Name:	Tan HoChen
Title:	Chairman & CEO

Exhibit

Exhibit	Description
1.	Consolidated Financial Statements as of December 31, 2006 and September 30, 2007(Unaudited) and for Three Months and Nine Months Ended September 30, 2006 and 2007(Unaudited)

2.	Press Release to Report Operating Results for 3Q 2007

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements as of December 31, 2006 and September 30, 2007 (Unaudited) and for Three Months and Nine Months Ended September 30, 2006 and 2007 (Unaudited)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in Millions, Except Shares and Par Value Data)

	December 31, 2006	September 30			December 31, 2006	September 30
ASSETS		2007	2007	LIABILITIES AND STOCKHOLDERS’ EQUITY		2007	2007
	NT$	NT$	US$		NT$	NT$	US$
		(Unaudited)	(Unaudited)			(Unaudited)	(Unaudited)
			(Note4)				(Note 4)
CURRENT ASSETS				CURRENT LIABILITIES
Cash and cash equivalents	$70,673	$55,674	$1,704	Short-term loans	$126	$253	$8
Short-term investments	6,951	21,258	651	Trade notes and accounts payable	9,906	9,158	280
Trade notes and accounts receivable, net	12,630	13,374	409	Income tax payable	12,469	8,825	270
Inventories	2,183	4,253	130	Accrued expenses	19,937	10,617	325
Prepaid expenses	907	2,904	89	Current portion of deferred income	8,354	8,802	269
Deferred income taxes	1,271	1,501	46	Current portion of long-term loans	323	67	2
Other current assets	6,287	7,491	230	Customers’ deposits	6,654	6,412	196

				Other current liabilities	9,344	10,205	312

Total current assets	100,902	106,455	3,259

				Total current liabilities	67,113	54,339	1,662

LONG-TERM INVESTMENTS	3,546	4,149	127

				LONG-TERM LIABILITIES
PROPERTY, PLANT AND EQUIPMENT, NET	277,426	264,192	8,087	Long-term loans	—	227	7

				Deferred income, net of current portion	9,350	8,741	268
INTANGIBLE ASSETS				Accrued pension liabilities	1,612	3,581	110
3G concession, net	8,983	8,422	258	Other	561	731	22

Patents and computer software, net	210	430	13
Goodwill	73	73	2	Total long-term liabilities	11,523	13,280	407

Total intangible assets	9,266	8,925	273	Total liabilities	78,636	67,619	2,069

OTHER ASSETS				MINORITY INTEREST	98	2,411	74

Deferred income taxes, non-current	3,457	3,651	112
Other	4,184	3,568	108	COMMITMENTS AND CONTINGENT LIABILITIES (Notes 14 and 15)

Total other assets	7,641	7,219	220

				STOCKHOLDERS’ EQUITY
				Capital stock - NT$10 (US$0.3) par value
				Authorized - 12,000,000,000 common shares
				Issued and outstanding - 9,667,845,093 common shares at December 31, 2006, 10,634,629,602 common shares at September 30, 2007	96,678	106,346	3,255
				Capital surplus	164,330	154,733	4,736
				Retained earnings	58,727	62,355	1,909
				Other comprehensive income	312	946	29
				Treasury stock - 59,389,000 common shares	—	(3,470)	(106)

				Total stockholders’ equity	320,047	320,910	9,823

TOTAL	$398,781	$390,940	$11,966	TOTAL	$398,781	$390,940	$11,966

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in Millions, Except Shares and Per Share and Per ADS Data)

	Three Months Ended September 30			Nine Months Ended September 30
	2006	2007	2007	2006	2007	2007
	NT$	NT$	US$	NT$	NT$	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 4)			(Note 4)
REVENUES	$47,384	$52,115	$1,595	$138,788	$148,544	$4,547

OPERATING COSTS AND EXPENSES
Costs of revenues, excluding depreciation and amortization	15,461	17,489	535	46,333	51,674	1,582
Marketing, excluding depreciation and amortization	4,825	6,114	187	14,797	15,237	466
General and administrative, excluding depreciation and amortization	806	741	23	2,625	2,289	70
Research and development, excluding depreciation and amortization	680	592	18	2,062	1,880	57
Depreciation and amortization—costs of revenues	9,544	9,212	282	28,779	27,856	853
Depreciation and amortization—operating expenses	584	568	17	1,739	1,698	52

Total operating costs and expenses	31,900	34,716	1,062	96,335	100,634	3,080

INCOME FROM OPERATIONS	15,484	17,399	533	42,453	47,910	1,467

OTHER INCOME
Interest	249	370	11	563	1,062	32
Other income	182	423	13	357	688	21

Total other income	431	793	24	920	1,750	53

OTHER EXPENSES
Interest	1	6	—	3	13	—
Other expense	23	1,026	32	159	1,103	34

Total other expenses	24	1,032	32	162	1,116	34

INCOME BEFORE INCOME TAX AND MINORITY INTEREST	15,891	17,160	525	43,211	48,544	1,486
INCOME TAX EXPENSE	4,752	5,232	160	12,297	10,120	310

INCOME BEFORE MINORITY INTEREST	11,139	11,928	365	30,914	38,424	1,176
MINORITY INTEREST	(2)	34	1	(2)	129	4

NET INCOME	$11,141	$11,894	$364	$30,916	$38,295	$1,172

BASIC EARNINGS PER SHARE	$1.04	$1.12	$0.03	$2.89	$3.60	$0.11

DILUTED EARNINGS PER SHARE		$1.12	$0.03		$3.60	$0.11

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	10,739,693,212	10,620,621,559	10,620,621,559	10,683,150,291	10,629,908,943	10,629,908,943

NET INCOME PER PRO FORMA EQUIVALENT ADS
Basic	$10.37	$11.20	$0.34	$28.94	$36.03	$1.10

Diluted		$11.19	$0.34		$36.02	$1.10

WEIGHTED-AVERAGE NUMBER OF PRO FORMA EQUIVALENT ADSs OUTSTANDING	1,073,969,321	1,062,062,156	1,062,062,156	1,068,315,029	1,062,990,894	1,062,990,894

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in Millions, Except Shares and Per Share and Per ADS Data)

	Three Months Ended September 30			Nine Months Ended September 30
	2006	2007	2007	2006	2007	2007
	NT$	NT$	US$	NT$	NT$	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 4)			(Note 4)
COMPREHENSIVE INCOME
Net income	$11,141	$11,894	$364	$30,916	$38,295	$1,172
Cumulative translation adjustments	2	—	—	(1)	(1)	—
Unrealized loss on available-for-sale securities held by investees	—	(1)	—	—	(2)	—
Unrealized gain on available-for-sale securities	133	377	12	359	637	19

Comprehensive income	$11,276	$12,270	$376	$31,274	$38,929	$1,191

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Millions)

	Nine Months Ended September 30
	2006	2007	2007
	NT$ (Unaudited)	NT$ (Unaudited)	US$ (Unaudited) (Note 4)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$30,916	$38,295	$1,172
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	466	605	19
Depreciation and amortization	30,518	29,554	905
Net unrealized loss on derivative financial instruments	—	885	27
Loss (gain) on sale of short-term investments	34	(31)	(1)
Loss (gain) on sale of long-term investments	7	(10)	(1)
Net loss (gain) on disposal of scrap inventories and property, plant and equipment	(8)	13	1
Equity in earnings of equity investees	(4)	(18)	(1)
Cash dividends received from equity investees	42	44	1
Share-based compensation	503	10	—
Employee stock bonus	1,381	100	3
Deferred income taxes	701	(360)	(11)
Minority interest	(2)	129	4
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable	391	(724)	(22)
Inventories	691	(428)	(13)
Prepaid expenses	(1,794)	(1,997)	(61)
Other current assets	(40)	(176)	(5)
Other assets	160	(102)	(3)
Increase (decrease) in:
Trade notes and accounts payable	(3,235)	(1,554)	(48)
Income tax payable	9,280	(3,765)	(115)
Accrued expenses	(1,558)	(9,310)	(285)
Customers’ deposits	(703)	(320)	(10)
Other current liabilities	517	1,367	42
Accrued pension liabilities	812	1,950	60
Deferred income	(520)	(190)	(6)
Other liabilities	(53)	(96)	(3)

Net cash provided by operating activities	68,502	53,871	1,649

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of available-for-sale securities	(3,270)	(19,271)	(590)
Proceeds from disposal of available-for-sale securities	4,442	5,829	178
Acquisitions of held-to-maturity financial assets	—	(400)	(12)
Proceeds from disposal of held-to-maturity financial assets	—	21	1
Acquisitions of long-term investments	—	(1,093)	(34)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Millions)

	Nine Months Ended September 30
	2006	2007	2007
	NT$ (Unaudited)	NT$ (Unaudited)	US$ (Unaudited) (Note 4)
Proceeds from disposal of long-term investment	$—	$69	$2
Acquisitions of property, plant and equipment	(18,450)	(15,751)	(482)
Proceeds from disposal of property, plant and equipment	9	94	3
Acquisitions of patents and computer software	(86)	(233)	(7)
Acquisitions of subsidiary, net of cash and cash equivalents acquired	(283)	—	—

Net cash used in investing activities	(17,638)	(30,735)	(941)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	—	127	4
Payments on principal of long-term loans	(200)	(636)	(19)
Increase in long-term loans	—	22	1
Proceeds from exercise of employee stock option	—	15	—
Cash dividends paid	(40,660)	(34,611)	(1,060)
Cash dividends paid to minority shareholders of subsidiaries	—	(140)	(4)
Purchase of treasury stock	(11,392)	(3,470)	(106)

Net cash used in financing activities	(52,252)	(38,693)	(1,184)

CASH BALANCE OF SENAO AND ITS SUBSIDIARIES UPON ITS CONSOLIDATION	—	801	24

CASH BALANCE OF SENAO NET WORKS UPON ITS DECONSOLIDATION	—	(243)	(7)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,388)	(14,999)	(459)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	41,891	70,673	2,163

CASH AND CASH EQUIVALENTS, END OF PERIOD	$40,503	$55,674	$1,704

SUPPLEMENTAL INFORMATION
Interest paid	$2	$18	$1

Income tax paid	$1,248	$14,259	$436

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$319	$67	$2

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded	)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As a telecommunications service provider of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, Chunghwa is subject to requirements imposed by the MOTC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50%. Portions of the MOTC’s common share holdings had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Portions of the MOTC’s common share holdings had also been sold to Chunghwa’s employees at various dates from October 2000 to July 2005. In July 2003, the MOTC sold Chunghwa’s common shares in an international offering of securities in the form of American Depository Shares (“ADS”). In August 2005, the MOTC sold 289,431,000 common shares in the ROC and 1,350,682,000 common shares in an international offering of securities in the form of ADS. As of August 12, 2005, the MOTC owned 47.84% shares of Chunghwa and the privatization plan was completed. The MOTC and Taiwan Mobile Co. sold 505,388,900 and 58,959,000 common shares of Chunghwa, respectively, to third parties in the form of ADS amounting to 56,435 thousand units in total on October 4, 2006. As of September 30, 2007 the MOTC owns 35.41% shares of Chunghwa.

Chunghwa’s common shares were listed and traded on Taiwan Stock Exchange and New York Stock Exchange on October 27, 2000 and on July 17, 2003, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited consolidated financial statements including the accounts of Chunghwa and its subsidiaries (collectively, “the Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, these financials statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position, results of operations and cash flows for the periods indicated. The results of operations for interim period are not necessarily indicative of results that may be expected for the entire fiscal year. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006.

Principles of Consolidation

The accompanying consolidated financial statements consolidate the results and assets and liabilities of all entities within the scope FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities—an Interpretation of Accounting Research Bulletin (ARB) No. 51” (“FIN46R”) which are Variable Interest Entities (VIEs) where the Company is the primary beneficiary. For entities which are not VIEs the Company consolidates all directly and indirectly majority owned subsidiaries of the Company applying the criteria in FASB Statement No. 94 “Consolidation of All Majority-Owned Subsidiaries”. All significant intercompany balances and transactions are eliminated upon consolidation.

Chunghwa has established New Prospect Investments Holdings, Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) in March, 2006. Both holding companies are operating as investment companies and Chunghwa has 100% ownership right in an amount of US$1 in each holding company. Beginning from September 2006, Chunghwa acquired 70% ownership of CHIEF Telecom Co., Ltd and consolidated the accounts from that date. Chunghwa acquired 31.33% of ownership of SENAO International Co., Ltd. (“SENAO”) in January 15, 2007 and beginning from April 12 2007, Chunghwa obtained four out of seven seats of the board of the directors of SENAO. Chunghwa has obtained substantial control in SENAO by controlling the board of directors of SENAO and consolidated the accounts of SENAO and its subsidiaries from that date. Chunghwa has established Yellow Page Co., Ltd (“CIYP”) in January 2007, and consolidated the accounts since then.

Use of Estimates

The preparation of financial statements requires management to make certain estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for doubtful accounts, useful lives of long term assets, pension plans, valuation allowances on deferred income taxes, customer service periods, impairment of assets and the fair value of financial instruments. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates.

Foreign Currency Transactions

The functional currency of the Company is the local currency, the New Taiwan dollar (NT$) as it is the currency of the primary economic environment. Thus, the transactions of the Company that are denominated in currencies other than the New Taiwan dollars (the “foreign currency”) are recorded in New Taiwan dollars at the exchange rates prevailing on the transaction dates. Gains or losses realized upon the settlement of a foreign currency transaction are included in the period in which the transaction is settled. The balances, at the balance sheet dates, of the foreign currency assets and liabilities are adjusted to reflect the prevailing exchange rates and the resulting differences are recorded as follows:

a.	Long-term stock investments accounted for by the equity method—as cumulative translation adjustment in stockholders’ equity.

b.	Financial assets and liabilities—credited or charged to current income.

Business Combination

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, and liabilities incurred or assumed, by the Company in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Company’s interest in the net fair value of the identifiable net assets.

The interest of minority shareholders in the acquiree is initially measured at historical cost.

Cash Equivalents

Cash equivalents include negotiable certificates of deposit, commercial paper, bond with resale agreements and treasury bill with maturities of three months or less from the date of acquisition.

Short-Term Investments

Short-term investments include open-ended mutual funds, real estate investment trust funds, listed stocks and convertible bonds which are classified as available-for-sale securities. When subsequently measured at fair value, the changes in fair value are excluded from earnings and reported as a separate component of shareholders’ equity. Unrealized losses are recorded as a charge to income when deemed other than temporary.

Inventories

Inventories, consisting mainly of telecommunication cables and cellular phone, are stated at the lower of cost (weighted average cost method) or market value (replacement cost or net realizable value). If the market value is below cost, the Company writes down the inventory to the market value which then becomes the new cost basis.

Long-term Investments

Investments in shares of stock in companies where the Company exercises significant influence over operating and financial policy decisions are accounted for using the equity method of accounting. The difference between the investment cost and the Company’s proportionate share in the fair value of the net assets of the investee at the date of acquisition is recognized as equity method goodwill which is not amortized. Any cash dividends received are recognized as a reduction in the carrying value of the investment. Profits and losses arising from equipment purchases from equity investees are eliminated. For other-than-temporary declines in the value of investments accounted for using the equity method, the investment is reduced to its fair value and an impairment loss is recognized.

Investments in shares of stock with no readily determinable market values are accounted for using the cost method when the ownership is less than 20%. Cash dividends received are recorded as income and stock dividends received are accounted for as increases in the number of shares held but not recognized as income.

Held-to-maturity financial assets are carried at amortized cost under the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. Held-to-maturity financial assets which mature within one year are classified as short-term investment.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation expense is determined based upon the assets’ estimated useful life using the straight-line method.

The estimated useful lives are as follows:

Useful Life (Years)
Buildings and improvements	10-60
Telecommunications equipment:
Transmission equipment	9-30
Exchange equipment	5-20
Miscellaneous equipment	2-10

Cost of maintenance and repairs, including the cost of replacing minor items not constituting substantial improvements, is charged to current income.

Gains and losses on the sale or disposal of property, plant and equipment are recorded as costs of revenues.

Valuation of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets.” If the total of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

3G Concession

3G Concession represents the amount paid by the Company on March 11, 2002 to the ROC government in connection with the grant of a concession to provide various telecommunication services using spectrum assigned by the MOTC that utilizes the International Mobile Telecommunication—2000: The Global Standard for Third Generation Wireless Communications technical standards as announced by the International Telecommunications Union (the “3G concession”). Licenses for 3G mobile telecommunication services are granted by the MOTC through a three-step procedure. Applicants first obtain a concession from the MOTC through a bidding process. The holder of the concession must then obtain a network construction permit from the DGT. Once the network construction is complete, the applicant may apply for a 3G license from the MOTC. Chunghwa received a 3G license from MOTC on May 26, 2005 and commenced operations of the network on the same day. The 3G license is valid through December 31, 2018. The 3G concession and any additional licensing fees are amortized on a straight-line basis from the date operations commence through the date the license expires. Amortization expenses for the nine months ended September 30, 2006 and 2007 were NT$561 million, each.

Patents and Computer Software

Patents are amortized using the straight-line method over the estimated useful lives ranging from 10 to 20 years. Computer software costs are capitalized and amortized using the straight-line method over the estimated useful lives of three years. Amortization expenses for the nine months ended September 30, 2006 and 2007 were NT$102 million and NT$101 million, respectively. Accumulated amortization were NT$1,278 million and NT$1,379 million as of December 31, 2006 and September 30, 2007, respectively.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the entity recognized at the date of acquisition. Goodwill is initially recognized as an assets at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is held in the currency of the acquired entity and revalued to the closing rate at each balance sheet date.

Goodwill is not subject to amortization but is tested for impairment in accordance with SFAS No. 142, “Goodwill and other Intangible Assets.”

Revenue Recognition

The Company recognizes revenue when they are realized or realizable and earned. Revenues are realized or realizable and earned in accordance with Securities and Exchange Commission, or SEC, Staff Accounting Bulletin No. 104, Revenue Recognition. When the Company has persuasive evidence of an arrangement, the goods have been delivered or the service have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

The following describes the application of that general policy to particular revenue streams.

The Company records service revenues as follows. Usage revenues from fixed-line services, cellular services, internet and data services, and inter-connection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers which are payable when the end user enters into an airtime contract.

Deferred income represents one-time connection fees from subscribers and advance received fees of service usage revenues from subscribers and internet set up fees from enterprises. The deferred income related to one-time connection fees is recognized over the average expected customer service periods showed as follows:

	As of December 31, 2006	As of September 30, 2007
Fixed-line	16	16
Cellular	4	4
Paging	2	2
Internet	4	4

Deferred income related to advance received fees of service usage revenues from subscribers and Internet set up fees from enterprises is recognized as revenues when it is earned and realized or realizable.

The Company expenses the direct cost related to deferred income as incurred.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, the bundled arrangement is accounted for in accordance with the Emerging Issues Task Force, or EITF, Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Total consideration received from handsets in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services. Total consideration received from 3G data cards does not have objective and reliable fair values for delivered and undelivered items; therefore, the recognition of revenues follows one unit of accounting.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores. Where the Company also pays the third party cellular phone stores incentives to connect new customers and such incentives are identifiable, these incentives are accounted for as a reduction of revenue in accordance with EITF, Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.

Concentrations

For all periods presented, no individual customer or supplier constituted more than 10% of the Company’s revenues, trade notes and accounts receivables, purchases or trade notes and accounts payable. The Company invests its cash with several high-quality financial institutions. The Company also does not have concentrations of available sources of labor, services or other rights that could, if suddenly eliminated, severely impact its operations. However, telecommunications franchises and licenses are issued solely by authority of the ROC government. The withdrawal or the revocation of the franchise and licenses by the ROC government would severely impact the Company’s operations.

Pension Costs

Pension costs are recorded on the basis of actuarial calculations. As a foreign private issuer, Chunghwa adopted SFAS No. 87, “Employers’ Accounting for Pensions,” on July 1, 1996 as it was not feasible for the Company to obtain the information necessary to adopt SFAS No. 87 as of July 1, 1989. The Company had allocated a portion of the transition obligation directly to equity on the date of adoption based on the ratio of: (a) the years elapsed between the effective date in SFAS No. 87 and the adoption date, to (b) the remaining service period of employees expected to receive benefits as estimated at the adoption date.

The projected benefit obligation has been determined by actuarial methods based on the related employees’ service through the date of privatization. An intangible asset representing the unrecognized net losses and unrecognized transition obligations has been recorded on the balance sheet as deferred pension cost. Such amounts represent an additional minimum pension liability and were recorded as an asset as such costs represent a receivable from the MOTC and was fully realized upon privatization.

The MOTC settled related pension obligations on the privatization date and recorded the difference between accrued pension liabilities, deferred pension cost and related deferred income tax assets, as contributed capital in stockholders’ equity by applying the guidance in AICPA Interpretation 39 to APB 16 “Business Combinations” and FASB Implementation Guide, SFAS 88 Q&A 40.

As of December 31, 2006, the Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pensions and Other Postretirement Benefits” (SFAS 158). In accordance with this standard, the Company recorded the funded status of its defined benefit pension as an asset or liability on its consolidated balance sheet with a corresponding offset, net of taxes, recorded in accumulated other comprehensive income (loss) within stockholders’ equity, resulting in an after-tax decrease in equity of $226 million.

Advertising and Promotional Expenses

Advertising and promotional expenses are charged to income as incurred. These expenses were NT$1,472 million and NT$1,359 million for the nine months ended September 30, 2006 and 2007, respectively.

Research and Development Costs

Research and development costs are charged to income as incurred.

Share-based Compensation

The MOTC made an offer to Chunghwa’s employees to purchase shares of common stock of the Company at a discount from the quoted market price in 2006. The Company records compensation expense for this offer as the difference between the fair value of common stock offered less the amount of the discounted price at the grant date.

The Company adopted Statement of Financial Accounting Standards No. 123(R) “Share-Based Payment” (“SFAS123(R)”), a revision of SFAS123, “Accounting for Stock-Based Compensation” to recognize compensation cost of options granted by SENAO. SFAS 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service periods. The Company has estimated the fair value of stock options as of the date of grant or assumption using the Black-Scholes option pricing model.

Derivative Financial Instruments

The Company enters into forward contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates underlying the value of liabilities denominated in foreign currencies until such liabilities are paid. A forward contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates. These foreign currency forward exchange contracts are denominated in the same currency in which the underlying foreign currency liabilities are denominated and bear a contract value and maturity date that approximate the value and expected settlement date, respectively, of the underlying transactions. Gains and losses on forward contracts and foreign denominated liabilities are included in other income (expense), net.

Derivatives are recognized at fair value and included in either other current liabilities or other current assets on the balance sheet.

Income Tax

The Company is subject to income tax in the ROC. The Company accounts for income tax using the asset and liability method. Under this method, deferred income tax is recognized for losses carried forward and the future tax consequences attributable to differences between financial statement carrying amounts and their respective tax bases, using enacted laws. The Company treats the investment tax credit as a reduction of current income taxes of the year in which the credit arises and defers unutilized tax credit as deferred income tax assets. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that a portion or the entire deferred tax asset will not be realized.

Under ROC tax regulations, the current year’s tax-basis earnings that are not distributed in the following year are subject to a 10% additional income tax, however, the tax regulations was amended to change 10% income tax from tax on tax-basis undistributed earnings to tax on book-basis undistributed earnings in May 2006. This 10% additional income tax is recognized in the period during which the related income is generated. The Company adjusts the amount of accrued undistributed earnings tax after the Company’s shareholders approve the distribution of earnings in the following year.

Earnings Per Share and Per Equivalent ADS

Net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the periods. Net income per equivalent ADS is calculated by multiplying the above net income per share by ten as each ADS represents ten common shares.

Per share data has been restated for all periods presented to reflect the declaration of the stock dividends.

Securities issued by a subsidiary that enable their holders to obtain the subsidiary’s common stock shall be included in computing the subsidiary’s EPS data. Those per-share earnings of the subsidiary shall then be included in the consolidated EPS computations based on the consolidated Company’s holding of the subsidiary’s securities.

Comprehensive Income

Comprehensive income includes net income plus the results of certain changes in stockholders’ equity during a period from non-owner sources that are not reflected in the statement of operations. Other comprehensive income consists of cumulative translation adjustment, unrealized loss on available-for-sale securities held by investees, unrealized gain on available-for-sale securities and such amounts were (NT$1) million, (NT$2) million and NT$637 million, respectively, for the nine months ended September 30, 2007. Under the ROC tax laws, income tax on gains derived from the securities transactions was ceased to be imposed effective beginning after January 1, 1990, at the same time, losses on securities transactions are no longer deductible from income derived from such transactions. As a result, no deferred income tax for unrealized gains or losses on available-for-sale securities has been recorded.

Recent Accounting Pronouncements

The Company has adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”—an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in tax positions from January 1, 2007. The Company has reviewed its tax positions and concluded they have met the recognition thresholds and measurement attributes prescribed by FIN 48 and therefore, FIN 48 had no impact upon adoption.

In May 2007, the FASB issued Staff Position (FSP) No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48,” which amends FIN 48 and provides guidance concerning how an entity should determine whether a tax position is “effectively,” rather than the previously required “ultimately,” settled for the purpose of recognizing previously unrecognized tax benefits. In addition, FSP No. FIN 48-1 provides guidance on determining whether a tax position has been effectively settled. The guidance in FSP No. FIN 48-1 is effective upon the initial January 1, 2007 adoption of FIN 48. Companies that have not applied this guidance must retroactively apply the provisions of this FSP to the date of the initial adoption of FIN 48. The Company has adopted FSP No. FIN 48-1 and no retroactive adjustments are necessary.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” to define fair value, establish a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America, and expand disclosures about fair value measurements. SFAS No. 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007, the beginning of the Company’s 2008 fiscal year. The Company is assessing the impact of the adoption of SFAS No. 157 on the Company’s consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). Under this Standard, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS 133 hedge accounting are not met. There is no impact to the Company as a result of the adoption of this standard.

3.	RECLASSIFICATION

Certain accounts of 2006 have been reclassified to conform to the 2007 interim consolidated financial statements presentation.

4.	U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated at the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2007, which was NT$32.67 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

5.	CASH AND CASH EQUIVALENTS

	December 31, 2006	September 30, 2007
	NT$	NT$
		(Unaudited)
Cash and bank deposits	$7,986	$7,693
Negotiable certificate of deposit	25,751	32,673
Commercial paper purchased	36,936	14,952
Bond with resale agreements	—	250
U.S. Treasury bill	—	106

	$70,673	$55,674

6.	SHORT-TERM INVESTMENTS

	December 31, 2006		September 30, 2007
	Carrying Amount	Unrealized Gain (Loss)	Carrying Amount	Unrealized Gain (Loss)
	NT$	NT$	NT$	NT$
			(Unaudited)	(Unaudited)
Available-for-sale securities
Open-end mutual funds	$5,789	$431	$19,781	$1,000
Real estate investment trust fund	179	29	256	147
Listed stocks	983	81	1,124	6
Convertible bonds	—	—	40	1

	6,951	541	21,201	1,154
Held-to-maturity securities
Collateralized loan obligation	—	—	57	—

	$6,951	$541	$21,258	$1,154

The Company’s gross realized gains and losses on the sale of investments for the nine months ended September 30, 2007 were NT$207 million (unaudited) and NT$59 million (unaudited), respectively.

The Company has entered into investment management agreements with one well-known financial institution (fund managers) to manage its investment portfolios from October 2006. In accordance with the investment guidelines and terms specified in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. As of September 30, 2007, the original amount of the Company’s investment portfolios managed by these fund managers was US$100 million. The investment portfolios included securities such as open-end mutual funds, listed stocks and others.

7.	LONG-TERM INVESTMENTS

The long-term investments is comprised of the following:

	December 31, 2006		September 30, 2007
	Carrying Value	% of Ownership	Carrying Value	% of Ownership
	NT$		NT$
			(Unaudited)
Equity investees:
Chunghwa Investment (“CHI”)	$975	49	$1,001	49
Taiwan International Standard Electronics (“TISE”)	609	40	560	40
Senao Networks, Inc. (“SNI”)	—	—	266	48
ELTA Technology Co., Ltd. (“ELTA”)	—	—	27	21
Spring House Entertainment Inc. (“SHE”)	17	30	16	30

	1,601		1,870

Cost investees:
Taipei Financial Center (“TFC”)	1,790	12	1,790	12
iD Branding Ventures (“iDBV”)	75	8	75	8
RPTI International (“RPTI”)	71	12	71	12
N.T.U Innovation Incubation Corporation (“NTUI”)	—	—	12	9
Siemens Telecommunication Systems (“Siemens”)	5	15	5	15
3-Link Information Service (“3-Link”)	4	12	4	12

	1,945		1,957

Held-to-maturity securities:
Collateralized loan obligation	—	—	72	—
Corporate bond	—	—	250	—

	—		322

	$3,546		$4,149

The Company invested in ELTA in April 2007, for a purchase price of NT$27 million. ELTA is engaged mainly in professional on-line and mobile value-added content aggregative services.

SNI engaged in networking system designs and data applications. No dividends were declared by SNI for the nine months ended September 30, 2007.

CHI invests in companies engaged in telecom and software businesses. No dividends were declared by CHI for the nine months ended September 30, 2006 and 2007, respectively.

TISE designs, manufactures and sells telecommunications equipment. It also provides maintenance services on such telecommunications equipment. Dividends of NT$42 million (unaudited) and NT$44 million (unaudited) were declared by TISE for the nine months ended September 30, 2006 and 2007, respectively.

The Company invested Spring House in October, 2006, for a purchase price of NT$22 million. Spring House engages mainly in internet services. No dividend was declared by Spring House for the nine months ended September 30, 2007.

NTUI engaged in investment consulting. Dividends of NT$0.3 million (unaudited) were declared by NTUI for the nine months ended September 30, 2007.

The Company invested iDBV on November 13, 2006, for a purchase price of NT$75 million. iDBV engages mainly in investment in companies dealing with brand marketing.

The Company evaluates the investments in TFC, iDBV, RPTI, Siemens, 3-Link and NTUI for impairment annually. There were no indicators of impairment noted in TFC, iDBV, RPTI, Siemens, 3-Link and NTUI for the nine months ended September 30, 2006 and 2007, respectively.

Dividends of NT$29 million (unaudited) and NT$47 million (unaudited) were declared by Siemens for the nine months ended September 30, 2006 and 2007, respectively.

The collateralized loan obligations is a forty-four-month security with fixed interest rate of 2.175%. The corporate bonds are three-year secured bonds. NT$150million (unaudited) of these bonds is with fixed interest rate of 2.13% and the other NT$100 million (unaudited) is with floating interest rate. The Company has the positive intent and ability to hold these securities to maturity.

8.	SHORT-TERM LOANS

	December 31, 2006	September 30, 2007
	NT$	NT$
		(Unaudited)
Bank loans—annual rate—2.955% and 3.295% for 2006 and 2007, respectively	$126	$253

9.	LONG-TERM LOANS (INCLUDING CURRENT PORTION OF LONG-TERM LOANS)

	December 31, 2006	September 30, 2007
	NT$	NT$
		(Unaudited)
Loan from the Fixed-Line Fund	$300	$—
Bank loans—3.05% and 2.62%—3.05% for 2006 and 2007, respectively	23	294

	323	294
Less: Current portion of long-term loans	323	67

	$—	$227

The loan from the Fixed-Line Fund was obtained pursuant to a long-term loan agreement with the Fixed-Line Fund managed by the Ministry of Interior that allows Chunghwa to obtain unsecured interest-free credit up to the original amount contributed to the fund. The outstanding principal is carried at its undiscounted amount and is payable in three annual installments (NT$200 million, NT$200 million and NT$300 million) starting on March 12, 2005 until March 12, 2007.

SENAO obtained one secured loan and one unsecured loans from Land Bank and Industrial Bank of Taiwan, respectively. All principal amounts are payable semiannually. The loans are due by June 15, 2013 and May 4, 2008, respectively.

CHIEF obtained a secured loan from Chinatrust Commercial Bank. Interest and principal are payable monthly and the secured loan is due by November 18, 2007.

As of September 30, 2007, the Company has unused credit line of approximately NT$26,760 million (unaudited), which are available for short-term and long-term borrowings.

10.	STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is NT$120,000,000,020. Chunghwa’s Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares at NT$10 (par value) in the event its ownership of Chunghwa falls below 50% of the outstanding common shares. On March 28, 2006, the board of directors approved the issuance of the 2 preferred shares, and the MOTC purchased the 2 preferred shares at par value on April 4, 2006.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in Chunghwa’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when the Company raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

As the preferred shares are mandatory redeemable in 2009, the shares are classified as other long-term liabilities. The redemption value of preferred shares is NT$20.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of ADS amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Subsequently, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Afterwards, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, to third parties in the form of ADS amounting to 56,435 thousand units in total on October 4, 2006. As of September 30, 2007, the MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units.

The ADS holders generally have the same rights and obligations as other common shareholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents, exercise their voting rights, sell their ADSs, and receive dividends declared and subscribe to the issuance of new shares.

As of December 31, 2006 and September 30, 2007, the outstanding ADSs were 307,399 thousand units and 323,843 thousand units (including stock dividends and capital stock transferred from capital surplus), which equaled approximately 3,238,433 thousand common shares and represented 30.45% of the Company’s total outstanding common shares.

Under the ROC Company Law, capital surplus may only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings, shall be distributed in the following:

a.	From 2% to 5% of distributable earnings shall be distributed to employees as employee bonus.

b.	No more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration in the following years after privatization.

c.	Cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed.

During the year of privatization, the distributable earnings are limited to the earnings generated after privatization. The remaining distributable earnings can be distributed to the shareholders based on the resolution of shareholders’ meeting.

If cash dividends to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of the Company, up to 50% of the reserve may, at the option of the Company, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2006 earnings of the Company have been approved and resolved by the stockholders on June 15, 2007 as follows:

Amount
NT$
Legal reserve	$3,998
Special reserve	(1)
Cash dividends—NT$3.58 per share	34,611
Employee bonus—cash	1,257
Remuneration to board of directors and supervisors	36

$39,901

The shareholders’ meeting held on June 15, 2007 also resolved to transfer capital surplus in the amount of NT$9,668 million to capital stock. In addition, the shareholders’ meeting resolved to reduce capital in the amount of NT$9,668 million after the aforementioned capital increase is completed and will return the equivalent cash to its shareholders in order to restructure its capital. The capital surplus transfer to capital stock was completed and the Company distributed those shares to its shareholders on September 7, 2007. The capital reduction is still in progress.

11.	TREASURY STOCK

In order to improve the Company’s financial condition and utilize excess funds, the Company acquired 59,389 thousand treasury shares for NT$3,470 million (unaudited) for the nine months ended September 30, 2007.

12.	SHARE-BASED COMPENSATION

The MOTC provided employees of Chunghwa with two stock purchase plans: The market discount plan and the par value plan.

Market discount plan—under the market discount plan, the MOTC sold shares of stock at discounted prices to employees at various times from October 2000 to September 2005. The employees purchased the common shares at discounts of 10% and 20% and 50% from the quoted market price in consideration for their commitment to hold the common shares for two, three and four years (the “holding periods”), respectively. The common shares are held by an escrow agent on behalf of the employees/stockholders. There are no circumstances under which the MOTC or the Company would be required to repurchase these common shares. Also, the employees are not required to remain employed with the Company during the duration of the holding periods. There were no market discount plan offerings during the nine-month periods ended September 30, 2006 and 2007.

Par value plan—under the par value plan, the MOTC sold shares of stock to employees at par value (NT$10). The difference between the market price of the stock on the offering dates and the par value was recognized as compensation expense. The total shares sold to employees by the MOTC for the nine months ended September 30, 2006 and 2007 were 10,411,955 shares and zero share, respectively. The MOTC received total proceeds of NT$104 million (unaudited) and nil (unaudited) for the nine months ended September 30, 2006 and 2007, respectively, from these sales.

Chunghwa recognized NT$503 million (unaudited) and nil (unaudited) as compensation expense for the discounted shares purchased by employees under the par value plan for nine months ended September 30, 2006 and 2007, respectively.

The basic earnings per share were reduced NT$0.05 (unaudited) and nil (unaudited) for nine months ended September 30, 2006 and 2007, respectively, after Chunghwa recognized the aforementioned compensation expenses under par value plan. There was no income tax benefit recognized in the statement of operation for share-based compensation arrangements and there was no effect on the statements of cash flow.

SENAO has several employee stock option plans (“SENAO Plans”) which has graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25% will vest three and four years after the grant date respectively. The SENAO Plans have exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split, except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital deduction, and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment.

During the nine months ended September 30, 2007, the Company recognized approximately NT$10 million (unaudited), of stock-based compensation expense which is included in the Company’s results of operations. As of September 30, 2007, total unrecognized compensation expense related to stock options granted is NT$38 million. The unrecognized compensation expense as of September 30, 2007 is expected to be recognized over the next 3.2 years.

The 2007 compensation expense was determined by calculating the fair value of each option grant using the Black-Scholes-Merton option-pricing model assuming a risk-free interest rate of 1.75-2.00%, expected term of 4.375 years, volatility of 39.63-53.07% and zero dividend yield.

13.	PENSION PLAN

Pension costs for the defined benefit plan amounted to NT$2,518 million (unaudited) and NT$2,247 million (unaudited) for the nine months ended September 30, 2006 and 2007, respectively, and NT$839 million (unaudited) and NT$744 million (unaudited) for the three months ended September 30, 2006 and 2007, respectively. Pension costs for the defined contribution plan amounted to NT$35 million (unaudited) and NT$78 million (unaudited) for the nine months ended September 30, 2006 and 2007, respectively, and NT$15 million (unaudited) and NT$44 million (unaudited) for the three months ended September 30, 2006 and 2007, respectively. The Company’s contributions to all retirement plans were NT$1,283 million (unaudited) and NT$428 million (unaudited) for the nine months ended September 30, 2006 and 2007, respectively, and NT$411 million (unaudited) and NT$106 million (unaudited) for the three months ended September 30, 2006 and 2007, respectively.

Chunghwa approved a Special Retirement Incentive Program (“Program C”) in December 2005. Program C allowed eligible employees who voluntarily applied to leave the Company from March 1 to June 30, 2006 to also receive benefit payments based on the respective original plan plus additional separation payments. The approval procedure took up to 15 days after applications were submitted therefore, if employees applied for the voluntary retirement on June 30, 2006, they were eligible to retire from the Company on or before April 14, 2006. The present value of such amount over and above the lump sum amount that would have been paid to the eligible employees was accounted for as special termination benefits. Accordingly, such benefits were recognized as a liability and charged to income when employees formally accepted the term of Program C. The Company recognized expense of NT$2,302 million (unaudited) for Program C for the nine months ended September 30, 2006.

Chunghwa approved a Special Retirement Incentive Program (“Program D”) in May 2007. Program D allowed eligible employees who voluntarily applied to leave the Company from April 1 to April 16, 2007 to also receive benefit payments based on the respective original plan plus additional separation payments. The present value of such amount over and above the lump sum amount that would have been paid to the eligible employees was accounted for as special termination benefits. Accordingly, such benefits were recognized as a liability and charged to income when employees formally accepted the term of Program D. The Company recognized expense of NT$1,874 million (unaudited) for Program D for the nine months ended September 30, 2007.

14.	COMMITMENTS AND CONTINGENT

As of September 30, 2007, the Company has commitments under non-cancelable contracts with various parties as follows: (a) acquisitions of land and buildings of NT$1,079 million (unaudited), and (b) acquisitions of telecommunications equipment of NT$18,866 million (unaudited).

The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

September 30, 2007
NT$
(Unaudited)
Within the following year (October 1, 2007 to September 30, 2008)	$1,371
During the second year (October 1, 2008 to September 30, 2009)	1,171
During the third year (October 1, 2009 to September 30, 2010)	773
During the forth year (October 1, 2010 to September 30, 2011)	415
During the fifth year and thereafter (October 1, 2011 to thereafter.)	314

$4,044

As of September 30, 2007, the Company had unused letters of credit of NT$1,463 million (unaudited).

As a part of the government’s effort to upgrade the existing telecommunication infrastructures, the Company and other public utility companies were required by the ROC government to contribute a total of NT$4,500 million to funds called the Fixed-Line Fund and the Piping Fund (collectively referred to as the “funds”). Under the Fixed-Line Fund, the Company contributed NT$1,000 million to the fund, administered by the ROC Ministry of the Interior, on June 30, 1995. Under the Piping Fund, the Company contributed NT$1,000 million to the fund, administered by the Taipei City Government, on August 15, 1996.

Through the use of the Funds, the governmental agencies will construct new underground fixed-lines and conduits and perform on-going maintenance operations. Currently, a portion of the fixed-lines and conduits are constructed and ready to be used. If the contributions to the funds were not sufficient to finance the construction of the new underground fixed lines and conduits, the contributors to the Funds and the governmental agencies will determine if and when to raise additional funds and the amounts of such contributions from each party.

The Company understands that (a) upon completion of the projects, the Company will receive a proportionate legal interest in the assets; or (b) if the projects are incomplete upon dissolution of the funds, the Company will receive its money back. No expiration or dissolution date is specified in the related document. Both contributions were accounted for by the Company as “other assets—other”.

In August 2007, ROC government decided to dissolve the Fixed-Line Fund and will refund money to the contributors within one year; therefore, the Company reclassified the Fixed-Line Fund from other assets- other to other current assets.

15.	LITIGATION

A portion of the land used by the Company during the period July 1, 1996 to December 31, 2004 was co-owned by the Company and Taiwan Post Co., Ltd. (the former Chunghwa Post Co., Ltd., Directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to the Company to reimburse Taiwan Post Co., Ltd. in the amount of NT$768 million for land usage compensation due to the portion of land usage area in excess of the Company’s ownership, along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, the Company believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, the Company has filed an appeal at the Taiwan Taipei District Court. As of October 18, 2007, the case is still in the procedure of the first instance at the Taiwan Taipei District Court. While the Company can not make any assurance regarding the eventual resolution of the litigation, the Company does not believe the final outcome will have a material adverse effect on its results of operations or financial condition. As of September 30, 2007, no provision was provided for the litigation.

The Company is involved in various legal proceedings of a nature considered normal to its business. It is the Company’s policy to accrue for amounts related to these legal matters when it is probable that a liability has been incurred and the amount is reasonably estimable.

The Company believes that the various asserted claims and litigation which it is involved in will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claim or litigation.

16.	INFORMATION ON FINANCIAL INSTRUMENTS

a.	Derivative financial instruments

The Company entered into forward exchange contracts, and index future contracts and currency options to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and in stock prices during the nine months ended September 30, 2007. Net losses arising from derivative financial instruments for the nine months ended September 30, 2007 were NT$977 million (unaudited) (including realized settlement losses of NT$102 million (unaudited) and valuation losses of NT$875 million (unaudited)).

Outstanding forward exchange contracts as of September 30, 2007:

	Currency	Holding Period	Contract Amount (in Million)
September 30, 2007

Sell	EUR/USD	2007.09-2007.11	EUR	29
	JPY/USD	2007.09-2007.11	JPY	700
	GBP/USD	2007.09-2007.11	GBP	3
	USD/NTD	2007.09-2007.12	USD	10
	USD/NTD	2007.09-2007.12	USD	10
	USD/NTD	2007.08-2007.10	USD	10
	USD/NTD	2007.08-2007.10	USD	10
	USD/NTD	2007.09-2007.12	USD	10
	USD/NTD	2007.09-2008.01	USD	10
	USD/NTD	2007.08-2007.11	USD	7
	USD/NTD	2007.09-2007.12	USD	6
	USD/NTD	2007.07-2007.10	USD	5
	USD/NTD	2007.08-2007.11	USD	5
	USD/NTD	2007.08-2007.11	USD	5
	USD/NTD	2007.09-2007.10	USD	5
	USD/NTD	2007.09-2007.12	USD	5
	USD/NTD	2007.09-2007.12	USD	5
	USD/NTD	2007.09-2007.12	USD	5
	USD/NTD	2007.07-2007.10	USD	3
	USD/NTD	2007.07-2007.11	USD	3
	USD/NTD	2007.07-2007.11	USD	3
	USD/NTD	2007.08-2007.11	USD	3
	USD/NTD	2007.09-2007.12	USD	3
	USD/NTD	2007.09-2007.12	USD	3
	USD/NTD	2007.09-2007.12	USD	3
	USD/NTD	2007.07-2007.10	USD	2
	EUR/NTD	2007.08-2007.11	EUR	10
	EUR/NTD	2007.08-2007.11	EUR	10
	EUR/NTD	2007.08-2007.11	EUR	5
	EUR/NTD	2007.08-2007.11	EUR	5
	EUR/NTD	2007.08-2007.11	EUR	5
	EUR/NTD	2007.08-2007.11	EUR	5
	EUR/NTD	2007.08-2007.11	EUR	5
	EUR/NTD	2007.09-2007.12	EUR	5
	NTD/USD	2007.09-2007.12	NTD	328
			(Continued)

	Currency	Holding Period	Contract Amount (in Million)
September 30, 2007

Sell	NTD/USD	2007.08-2007.10	NTD	328
	NTD/USD	2007.08-2007.10	NTD	328
	NTD/USD	2007.09-2007.12	NTD	327
	NTD/USD	2007.09-2007.12	NTD	327
	NTD/USD	2007.09-2008.01	NTD	324
	NTD/USD	2007.09-2007.12	NTD	197
	NTD/USD	2007.08-2007.11	NTD	163
			(Concluded)

Outstanding index future contracts as of September 30, 2007:

	Maturity Date	Units	Contract Amount (in Million)
September 30, 2007

Index future contracts
AMSTERDAM IDX FUT	2007.10	13	EUR	1
CAC40 10 EURO FUT	2007.10	9	EUR	—
IBEX 35 INDEX FUTR	2007.10	7	EUR	1
DAX INDEX FUTURE	2007.12	3	EUR	1
MINI S&P/MIB FUT	2007.12	34	EUR	1
FTSE 100 IDX FUT	2007.12	35	GBP	2
TOPIX INDEX FUTURE	2007.12	28	JPY	424
S&P 500 FUTURE	2007.12	16	USD	6
S&P 500 EMINI FUTURE	2007.12	14	USD	1

Outstanding currency options as of September 30, 2007:

	Rate	Maturity Date	Contract Amount (in Million)
September 30, 2007

Buy USD call/NTD put	32.80	2007.09-2007.12	USD	10
Sell USD put/NTD call	32.65	2007.09-2007.12	USD	20
Buy USD call/NTD put	32.75	2007.09-2007.12	USD	2
Sell USD put/NTD call	32.75	2007.09-2007.12	USD	2
Buy USD call NTD put	32.80	2007.09-2007.12	USD	1
Sell USD put/NTD call	32.80	2007.09-2007.12	USD	1
Buy USD call/NTD put	30.00	2007.09-2017.09	USD	2
Sell USD put/NTD call	31.50	2007.09-2017.09	USD	4

b.	Non-derivative financial instruments are as follows:

	December 31, 2006		September 30, 2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	NT$	NT$	NT$	NT$
			(Unaudited)	(Unaudited)
Assets
Cash and cash equivalents	$70,673	$70,673	$55,674	$55,674
Short-term investments	6,951	6,951	21,258	21,258
Long-term Investments for which it is:—Not practicable	1,945	1,945	1,957	1,957
Refundable deposits (included in “other assets—other”)	3,545	3,545	2,409	2,409
Liabilities
Short-term loans	126	126	253	253
Customers’ deposits	6,654	5,641	6,412	5,433
Long-term loans (including current portion of long-term loans)	323	323	294	294

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

a.	Cash and cash equivalents and short-term investments—the carrying amounts approximate fair values because of the short maturity of those instruments.

b.	Long-term investments—the fair values of some investments are estimated based on quoted market prices for those or similar investments. For other investments for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. Additional information pertinent to the value of an unquoted investment is provided above.

c.	Refundable deposits—the carrying amounts approximate fair values as the carrying amounts are the amount receivable on demand at the reporting date.

d.	Customers’ deposits—the fair value is the discounted value based on projected cash flows. The projected cash flows were discounted using the average expected customer service periods.

e.	Short-term loans, long-term loans (including current portion)—the fair value is based on the current rates offered to the Company for debt of the same remaining maturities.

17.	SEGMENT REPORTING

Operating segments are defined as components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company organizes its operating segments based on the various types of telecommunications services and products provided to customers. The operating segments are segregated as below:

•	Local operations—the provision of local telephone services;

•	DLD operations—the provision of domestic long distance call services;

•	ILD operations—the provision of international long distance call services;

•	Cellular service operations—the provision of cellular and related services;

•	Internet and data operations—the provision of Internet access, lease line, and related services;

•	Cellular phone operations—the provision of cellular phones and accessories sales.

•	All other operations—the services other than the above six categories, such as paying operations and carrying out project research and providing training.

The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets.

The Company evaluates performance based on several factors using information prepared on the ROC government regulations basis. The information below is provided on this basis with a summary of US GAAP adjustments to reconcile to the amounts presented in the statement of operations. The Company does not allocate interest and other income, interest expense or taxes to operating segments, nor does the Company’s chief operating decision maker evaluate operating segments on these criteria. Except as discussed above, the accounting policies for segment reporting are the same as for the Company as a whole. The Company’s primary measure of segment profit is based on income or loss from operations.

a.	Business segments:

For the three months ended September 30, 2006 (unaudited)

	Fixed-Line			Cellular Service	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Revenues for reportable segments	$14,059	$3,106	$3,507	$21,390	$15,468	$1,307	$58,837
Elimination of intersegment amount	(4,647)	(627)	(1)	(2,724)	(3,768)	(86)	(11,853)
US GAAP adjustments	364	16	16	11	—	(7)	400

Total revenues from external customers	$9,776	$2,495	$3,522	$18,677	$11,700	$1,214	$47,384

Operating costs and expenses, excluding depreciation and amortization	$9,166	$1,199	$2,599	$11,783	$6,600	$165	$31,512
Elimination of intersegment amount	(1,323)	(855)	(933)	(5,492)	(3,015)	(235)	(11,853)
US GAAP adjustments	164	(35)	119	17	31	(266)	30

	$8,007	$309	$1,785	$6,308	$3,616	$(336)	19,689

Unallocated corporate amount							2,083

Total operating costs and expenses, excluding depreciation and amortization							$21,772

Depreciation and amortization	$4,559	$167	$133	$2,242	$3,229	$(137)	$10,193
US GAAP adjustments	(46)	(2)	(2)	(19)	(28)	2	(95)

	$4,513	$165	$131	$2,223	$3,201	$(135)	10,098

Unallocated corporate amount							30

Total depreciation and amortization							$10,128

Income from operations	$334	$1,740	$774	$7,368	$5,638	$1,275	$17,129
Elimination of intersegment amount	(3,325)	228	932	2,768	(753)	150	—
US GAAP adjustments	247	53	(100)	10	(2)	260	468

	$(2,744)	$2,021	$1,606	$10,146	$4,883	$1,685	17,597

Unallocated corporate amount							(2,113)

Total income from operations							$15,484

Segment income before income tax	$478	$1,790	$636	$7,414	$5,756	$1,247	$17,321
Elimination of intersegment amount	(3,325)	228	932	2,768	(753)	150	—
US GAAP adjustments	152	13	4	(34)	(66)	115	184

	$(2,695)	$2,031	$1,572	$10,148	$4,937	$1,512	17,505

Unallocated corporate amount							(1,614)

Total segment income before income tax and minority interest							$15,891

For the three months ended September 30, 2007 (unaudited)

	Fixed-Line			Cellular	Internet	Cellular
	Local	DLD	ILD	Service	and Data	Phone	All Other	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Revenues for reportable segments	$12,639	$2,933	$3,689	$20,562	$16,309	$4,097	$2,010	$62,239
Elimination of intersegment amount	(3,524)	(578)	(2)	(1,621)	(3,894)	—	(844)	(10,463)
US GAAP adjustments	328	7	7	5	—	—	(8)	339

Total revenues from external customers	$9,443	$2,362	$3,694	$18,946	$12,415	$4,097	$1,158	$52,115

Operating costs and expenses, excluding depreciation and amortization	$8,022	$1,164	$2,980	$7,651	$7,652	$4,579	$1,403	$33,451
Elimination of intersegment amount	(1,511)	(781)	(922)	(3,546)	(3,574)	—	(127)	(10,461)
US GAAP adjustments	234	(1)	(38)	(89)	70	—	39	215

	$6,745	$382	$2,020	$4,016	$4,148	$4,579	$1,315	23,205

Unallocated corporate amount								1,731

Total operating costs and expenses, excluding depreciation and amortization								$24,936

Depreciation and amortization	$4,034	$182	$91	$2,196	$3,213	$(23)	$103	$9,796
US GAAP adjustments	(38)	(3)	(1)	(18)	(26)	—	—	(86)

	$3,996	$179	$90	$2,178	$3,187	$(23)	$103	9,710

Unallocated corporate amount								70

Total depreciation and amortization								$9,780

Income from operations	$581	$1,588	$619	$10,714	$5,443	$(459)	$506	$18,992
Elimination of intersegment amount	(2,011)	204	920	1,925	(319)	—	(719)	—
US GAAP adjustments	132	9	45	113	(44)	—	(47)	208

	$(1,298)	$1,801	$1,584	$12,752	$5,080	$(459)	$(260)	19,200

Unallocated corporate amount								(1,801)

Total income from operations								$17,399

Segment income before income tax	$474	$1,607	$686	$10,840	$5,489	$(392)	$477	$19,181
Elimination of intersegment amount	(2,011)	204	920	1,925	(320)	—	(718)	—
US GAAP adjustments	139	5	(1)	(10)	(54)	—	(22)	57

	$(1,398)	$1,816	$1.605	$12,755	$5,115	$(392)	$(263)	19,238

Unallocated corporate amount								(2,078)

Total segment income before income tax and minority interest								$17,160

For the nine months ended September 30, 2006 (unaudited)

	Fixed-Line			Cellular Services	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Revenues for reportable segments	$41,718	$9,238	$10,537	$58,896	$45,483	$2,709	$168,581
Elimination of intersegment amount	(13,667)	(1,803)	(1)	(4,047)	(11,269)	(104)	(30,891)
US GAAP adjustments	1,019	37	40	27	1	(26)	1,098

Total revenues from external customers	$29,070	$7,472	$10,576	$54,876	$34,215	$2,579	$138,788

Operating costs and expenses, excluding depreciation and amortization	$26,667	$3,572	$7,705	$29,796	$19,720	$2,512	$89,972
Elimination of intersegment amount	(3,746)	(2,566)	(2,593)	(12,638)	(8,793)	(555)	(30,891)
US GAAP adjustments	2,627	(77)	176	(12)	706	62	3,482

	$25,548	$929	$5,288	$17,146	$11,633	$2,019	62,563

Unallocated corporate amount							3,254

Total operating costs and expenses, excluding depreciation and amortization							$65,817

Depreciation and amortization	$13,644	$505	$435	$6,183	$9,382	$568	$30,717
US GAAP adjustments	(169)	(6)	(7)	(53)	(82)	31	(286)

	$13,475	$499	$428	$6,130	$9,300	$599	30,431

Unallocated corporate amount							87

Total depreciation and amortization							$30,518

Income from operations	$1,407	$5,161	$2,396	$22,920	$16,380	$(373)	$47,891
Elimination of intersegment amount	(9,922)	763	2,592	8,591	(2,476)	452	—
US GAAP adjustments	(1,438)	120	(128)	89	(622)	(118)	(2,097)

	$(9,953)	$6,044	$4,860	$31,600	$13,282	$(39)	45,794

Unallocated corporate amount							(3,341)

Total income from operations							$42,453

(Continued)

	Fixed-Line			Cellular Service	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Segment income before income tax	$437	$5,299	$2,273	$23,132	$16,269	$(596)	$46,814
Elimination of intersegment amount	(9,922)	763	2,592	8,591	(2,476)	452	—
US GAAP adjustments	(356)	8	(27)	(167)	(419)	(89)	(1,050)

	$(9,841)	$6,070	$4,838	$31,556	$13,374	$(233)	45,764

Unallocated corporate amount							(2,553)

Total segment income before income tax and minority interest							$43,211

(Concluded)

For the nine months ended September 30, 2007 (unaudited)

	Fixed-Line			Cellular Service	Internet and Data	Cellular Phone	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Revenues for reportable segments	$38,300	$8,637	$11,029	$59,702	$47,813	$7,266	$4,170	$176,917
Elimination of intersegment amount	(11,318)	(1,727)	(4)	(4,036)	(11,053)	—	(1,181)	(29,319)
US GAAP adjustments	958	20	19	15	1	—	(67)	946

Total service revenues from external customers and minority interest	$27,940	$6,930	$11,044	$55,681	$36,761	$7,266	$2,922	$148,544

Operating costs and expenses, excluding depreciation and amortization	$24,361	$3,494	$8,575	$24,567	$21,941	$8,439	$2,881	$94,258
Elimination of intersegment amount	(3,249)	(2,356)	(2,575)	(10,656)	(10,182)	—	(301)	(29,319)
US GAAP adjustments	1,993	(19)	—	(26)	243	—	36	2,227

	$23,105	$1,119	$6,000	$13,885	$12,002	$8,439	$2,616	67,166

Unallocated corporate amount								3,914

Total operating costs and expenses, excluding depreciation and amortization								$71,080

Depreciation and amortization	$12,512	$504	$323	$6,514	$9,598	$5	$239	$29,695
US GAAP adjustments	(171)	(6)	(4)	(54)	(81)	—	45	(271)

	$12,341	$498	$319	$6,460	$9,517	$5	$284	29,424

Unallocated corporate amount								130

Total depreciation and amortization								$29,554

Income from operations	$1,426	$4,640	$2,131	$28,620	$16,274	$(1,178)	$1,051	$52,964
Elimination of intersegment amount	(8,069)	629	2,571	6,620	(871)	—	(880)	—
US GAAP adjustments	(863)	44	23	96	(161)	—	(149)	(1,010)

	$(7,506)	$5.313	$4,725	$35,336	$15,242	$(1,178)	$22	51,954

Unallocated corporate amount								(4,044)

Total income from operations								$47,910

Segment income before income tax	$213	$4,708	$2,195	$28,749	$16,225	$(1,103)	$836	$51,823
Elimination of intersegment amount	(8,069)	629	2,571	6,620	(871)	—	(880)	—
US GAAP adjustments	501	13	(4)	(25)	(137)	—	(132)	216

	$(7,355)	$5,350	$4,762	$35,344	$15,217	$(1,103)	$(176)	52,039

Unallocated corporate amount								(3,495)

Total segment income before income tax and minority interest								$48,544

Upon consolidating the accounts of SENAO and its subsidiaries, the chief operating decision maker allocates resources and assesses the performance of aforementioned entities as cellular phone operation and has been presented such as a separate reportable segment.

As significance of paging operation has been decreased below quantitative thresholds required by SFAS 131 in 2006 and thereafter, the Company did not disclose paging operations separately.

b.	Geographic information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly inter-connection fees from other telecommunication carriers. The geographic information for revenues is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2006	2007	2006	2007
	NT$	NT$	NT$	NT$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Taiwan, ROC	$46,496	$50,053	$136,010	$145,193
Overseas	888	2,062	2,778	3,351

	$47,384	$52,115	$138,788	$148,544

c.	Gross sales to major customers

The Company has no single customer account representing 10% or more of its total revenues for all periods presented.

The Company has long-lived assets in Thailand, U.S., Vietnam, and China and except for NT$0.06 million and NT$12 million (unaudited) at December 31, 2006 and September 30, 2007, respectively, in the aforementioned areas, the other long-lived assets are located in Taiwan, ROC.

Chunghwa Telecom Reports Nine Month and Third Quarter 2007 Results

Delivers 7.0% revenue growth for the first nine months,

10.0% revenue growth for the third quarter;

NT$7.2 billion share repurchase program completed

Taipei, Taiwan, R.O.C. October 31, 2007—Chunghwa Telecom Co., Ltd (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”), today reported its operating results for the first nine months and the third quarter of 2007. All figures were prepared in accordance with U.S. GAAP.

Share Repurchase Program Completed

Chunghwa also announced the completion of its previously announced share repurchase program. The Company repurchased 121,075,000 common shares on the Taiwan Stock Exchange between August 29th and October 28th 2007, representing 1.14% of the Company’s issued shares. The average repurchase price per share was approximately NT$59.61, for a total repurchase price of approximately NT$7.2 billion.

(Comparisons, unless otherwise stated, are with the prior year period)

Financial Highlights for the First Nine Months of 2007:

•	Total revenue increased by 7.0% to NT$148.5 billion

•	Internet and data revenue grew 7.0%; ADSL & FTTB revenue increased by 6.2%

•	Mobile revenue grew 1.5%; Mobile VAS revenue increased by 22.9%

•	Net income totaled NT$38.3 billion, an increase of 23.9%

•	Earnings per share (EPS) increased by 24.6% to NT$3.60, or NT$36.03 per ADS

Financial Highlights for the Third Quarter of 2007:

•	Total revenue increased by 10.0% to NT$52.1 billion

•	Internet and data revenue grew 5.6%; ADSL & FTTB increased by 4.1%

•	Mobile revenue grew 1.4%; Mobile VAS revenue increased by 32.4%

•	Net income totaled NT$11.9 billion, an increase of 6.8%

•	Earnings per share (EPS) increased by 7.7% to NT$1.12, or NT$11.20 per ADS

Revenues

Chunghwa’s total revenue for the first nine months of 2007 increased by 7.0% year-over-year to NT$148.5 billion, of which 30.9% was from fixed-line services, 37.5% was from mobile services, 24.7% was from Internet and data services and the remainder was from other revenues, including 4.9% from handset sales by SENAO, the Company’s 31% owned subsidiary. Chunghwa’s strong results for the nine-month period were led by continued Internet & data growth, solid mobile business results, and the consolidation of revenues from the Company’s subsidiaries.

Internet and data revenue of NT$36.8 billion in the first nine months of 2007 was 7.0% higher than the comparable period in 2006. This was driven by the continued growth in the total broadband subscriber base, FTTB and ADSL speed upgrades, and partly offset by an ADSL tariff adjustment that took effect on April 1, 2007.

Mobile revenue increased by 1.5% in the first nine months of 2007 to NT$55.7 billion. This was primarily the result of higher than expected mobile subscriber growth and significant mobile VAS revenue growth.

Fixed-line declines have been decelerated over the past nine months, with total fixed-line revenue declining 2.6% to NT$45.9 billion, compared to the 6.4% decline in the first nine months of FY2006. International Long Distance revenue increased 4.4%, primarily driven by the significant revenue growth in international prepaid cards and the wholesale business. This was offset by the 3.9% Local revenue decrease and the 7.2% Domestic Long Distance revenue decrease, mainly due to mobile and VoIP substitution.

For the third quarter of 2007, total revenue was NT$52.1 billion, a 10.0% increase over the same period last year. 29.7% of total revenue was from fixed-line services, 36.4% was from mobile services and 23.8% was from Internet and data services, with the remainder primarily attributed to the consolidation of NT$4.1 billion in revenue from SENAO.

Costs and Expenses

For the first nine months of 2007, total operating costs and expenses increased 4.5% year-over-year to NT$100.6 billion. This was due to an increase in operating costs and expenses of NT$7.0 billion attributed to Chunghwa subsidiaries, and which was partially offset by a 9.5% personnel expense decrease, a 29.9% reduction in handset subsides, and a 3.2% decline in depreciation and amortization.

For the third quarter, total operating costs and expenses increased year-over-year by 8.8% to NT$34.7 billion, with most of the increase attributable to a NT$2.8 billion increase in operating costs and expenses from SENAO. This was partly offset by a 7.1% decrease in personnel expenses, a 3.4% decrease in depreciation and amortization, as well as a 39.8% decline in handset subsidies during the quarter.

Income Tax

Income tax for the first nine months of 2007 was NT$10.1 billion, a decrease of 17.7% compared to NT$12.3 billion for the comparable period in 2006. This was mainly due to the reversal of the provision for income tax on undistributed earnings for year 2006.

EBITDA and Net Income

EBITDA for the first nine months of 2007 increased by 5.3% year-over-year to NT$77.1 billion, resulting in an EBITDA margin of 51.9%. Net income for the nine months ended September 30, 2007 was NT$38.3 billion, an increase of 23.9% compared to the same period of 2006. The strong increase in net income can be attributed to continued top line growth as well as realized cost savings and a lower income tax expense.

Capex

Capital expenditures totaled NT$15.8 billion for the nine months ended September 30, 2007, of which 83% was for wire line equipment (including fixed-line and Internet and data) and 15% was for wireless equipment. Capital expenditures were down 14.6% from the NT$18.5 billion for the nine months ended September 30, 2006, mainly due to a NT$3.4 billion decrease in mobile spending.

Cash Flows

Net cash flow from operations for the nine months ended September 30, 2007 decreased by 21.4% to NT$53.9 billion, as compared to NT$68.5 billion for the same period in 2006. This was primarily due to an increase in income tax payments and the performance-based employee bonus. As of September 30, 2007, the Company’s cash and cash equivalents totaled NT$55.7 billion.

Business Highlights:

Internet and Data Services

•

Total HiNet subscribers reached 4.07 million at the end of September 2007, with the Company adding 81k net HiNet FTTB additions, bringing the total number of HiNet FTTB subscribers to 391k as of September 30, 2007.

•

Overall, Chunghwa had 4.22 million broadband subscribers (including ADSL and FTTB subscribers) at the end of September 2007, a 6.3% increase compared to the same period of last year. At the end of September 2007, the number of ADSL and FTTB subscriptions with service speed greater than 8 Mbps reached 1.12 million, representing 26.4% of total broadband subscribers.

•

Total data revenues were NT$8.6 billion in the first nine months of 2007, 7.4% higher than the comparable period in 2006. This is largely attributable to the consolidation of NT$438 million of Chief Telecom revenues in the nine months ended September 30, 2007.

•	As of the end of September 2007, Chunghwa had 358k MOD subscribers, with 24k new subscriptions added during the third quarter; a 74.1% increase year-over-year.

Mobile Services

•

As of September 30, 2007, Chunghwa had 8.66 million mobile subscribers, with net additions of 75k during the third quarter. The Company’s continued market share gains demonstrate its mobile services market leadership. According to statistics published by the NCC at the end of September 2007, Chunghwa’s total mobile subscriber market share (including 2G, 3G and PHS) was 36.1%, while 2G revenue and 2G subscriber market share was 34.9% and 40.1%, respectively.

•

Chunghwa had 308k net additions to its 3G subscriber base during the third quarter, bringing total 3G subscribers to 1.99 million, up 18.3% year-over-year. The average monthly ARPU for 3G and 2G customers for the first nine months of 2007 was NT$1,051 and NT$653, respectively.

•	Mobile VAS revenue in the first nine months of 2007 was NT$3.8 billion, posting a 22.9% increase year-over-year. Mobile internet revenue was up 34.0% and SMS revenue was up 28.2%.

Fixed-line Services

•	As of the end of September 2007, the Company maintained its leading fixed-line market position, with 13.0 million fixed-line subscribers.

Financial Statements

Financial statements and additional operational data can be found on the Chunghwa Telecom’s website at www.cht.com.tw/ir/filedownload.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed-line, mobile and Internet and data services to residential and business customers in Taiwan.

Note Concerning Forward-looking Statements

Except for statements in respect of historical matters, the statements made in this press conference contain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual performance, financial condition or results of operations of Chunghwa Telecom to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, among other things: extensive regulation of telecom industry; the intensely competitive telecom industry; our relationship with our labor union; general economic and political conditions, including those related to the telecom industry; possible disruptions in commercial activities caused by natural and human induced events and disasters, including terrorist activity, armed conflict and highly contagious diseases, such as SARS; and those risks identified in the section entitled “Risk Factors” in Chunghwa Telecom’s Form F-1 and F-3 filed with the U.S. Securities and Exchange Commission in connection with our ADR public offering.

The financial statements included in this press conference were prepared and published in accordance with U.S. GAAP. Chunghwa Telecom also prepared certain financial statements for the same periods discussed in this press conference under ROC GAAP. Investors are cautioned that there are many differences between U.S. GAAP and ROC GAAP. As a result, our results under U.S. GAAP and ROC GAAP may in many events be substantially different.

The forward-looking statements in this press conference reflect the current belief of Chunghwa Telecom as of the date of this press conference and we undertake no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date.

For inquiries:

Fu-fu Shen

Investor Relations

+886 2 2344 5488

chtir@cht.com.tw